FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:......................................................... 926 West Sprague Avenue
                                                                                               Suite 200
                                                                                               Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act
of 1934: Yes  __    No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
April 25, 2007

GOLD RESERVE ADDS SENIOR TECHNICAL PROFESSIONALS FOR ENGINEERING, DESIGN
AND CONSTRUCTION

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                           GOLD RESERVE INC.
                                                                                                               (Registrant)

                                                                                                  By: s/ Robert A. McGuinness
                                                                                                  Vice President – Finance & CFO
                                                                                                  April 25, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                      Description
99.1 News Release

                                                                                                                                                                     NR-07-04

Gold Reserve Adds Senior Technical Professionals for Engineering,
                                 Design and Construction

SPOKANE, WASHINGTON April 25, 2007

Gold Reserve Inc. (TSX: GRZ – AMEX:GRZ) is pleased to announce the addition of
Len Anderson as Senior Process Engineer and Richard Lamont as Senior Project
Engineer to work on engineering, design and construction related activities for the
Company’s Brisas Project in Venezuela. Len and Richard report directly to Doug
Stewart, Vice President of Project Development for Gold Reserve. They are currently working with Gold Reserve’s EPCM contractor, SNC Lavalin, in Toronto.

Len Anderson has over 30 years of experience in the minerals industry with such companies as Southern Peru Copper, P.T. Freeport Indonesia, and BHP Utah. He held key roles in several world class copper project developments including the initial phase of La Escondida, Freeport C3, and the Cuajone 96K Expansion at Southern Peru. He was
most recently providing technical professional consulting services to Kennecott Utah
Copper. During his career, Len has held positions of Operations Supervisor, Process
Engineer, Chief Metallurgist, and Project Manager. Len has a Masters Degree and
Bachelor’s of Applied Science degree in Mineral Engineering from the University of
B.C. in Vancouver, B.C. and a Diploma of Technology in Mining from the B.C. Institute of Technology. Len is a Registered Professional Engineer in B.C.

Richard Lamont has over 18 years of experience in project engineering, project management and overseeing major equipment installations in mining and other similar industrial applications. He has worked with such companies as Commonwealth
Construction, Allegheny Technologies, Peter Kiewit, Pegasus Gold Corporation and
Weyerhaeuser Corporation. Richard has held such positions as Project Engineer, Project
Manager, Construction Manager and Maintenance Manager. His project accomplishments include Newmont Gold ROTP, Eskay Creek Gold Mine, Florida
Canyon Gold Mine Expansion and the Nike World Campus NW Expansion. Richard has
a Bachelor’s of Applied Science in Mechanical Engineering from the University of B.C.
in Vancouver, B.C. and he practiced as a Professional Engineer in B.C.

Gold Reserve president Doug Belanger said, “I am excited about the depth of experience
Len and Richard bring to Gold Reserve as we move into a new era with the development and construction of the Brisas Project.”

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in
Southeastern Venezuela. Brisas has NI-43-101 reserves of 485 million tonnes of ore grading 0.67 grams per tonne gold and 0.13% copper containing 10.4 million ounces of gold and 1.3 billion pounds of copper (using a revenue cutoff grade of US $3.04 per tonne and a gold price of US $400 and a copper price of US $1.15 per pound). The
Company expects to finance the construction of Brisas with a combination of debt and equity. The mine plan anticipates using conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper for a mine life of 18.5 years. Using copper as a byproduct, operating costs are expected to be US $126 per ounce (using US $470 per ounce of gold and US $1.80 per pound of copper). The Qualified Personnel for the NI 43-101 Report are Susan Poos of Marston,
Richard Addison of Pincock, Allen and Holt (PAH), and Richard Lambert of PAH, all
registered professional engineers.

With only 42.6 million shares outstanding Gold Reserve has one of the highest leverages to gold in the mining industry. The Company currently has US $22 million in cash and investments and no debt. For more detailed information please see the news release from November 13, 2006 representing an update to the Company's NI-43-101 report. This can be obtained at our website at www.goldreserveinc.com or
www.sedar.com.

Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute “forward looking statements” within the meaning of the United States
Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve’s filings with the U.S.
Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634